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                            April 17, 2023

       JD Larsen
       Chief Financial Officer
       Chosen, Inc.
       4 S 2600 W
       Suite 5
       Hurricane, UT 84737

                                                        Re: Chosen, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed April 3, 2023
                                                            File No. 000-56519

       Dear JD Larsen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G filed April 3, 2023

       Item 1. Business.
       Recent Transactions, page 5

   1. We note that on November 29, 2022, you entered into a Contribution Funding and
                                                        Production Agreement.
an Intellectual Property Assignment and Limited Assumption
                                                        Agreement and a License
Agreement for financial contributions in the aggregate amount of $150,000,000, of
which $4,500,000 was to be allocated as the purchase price for the intellectual property
rights and assets associated with the Chosen Series along with an exclusive license to
the commercial rights related to the development, production, distribution and
licensing of the Chosen Series. Please provide us with a detailed discussion of how you
accounted for these agreements and site the specific authoritative literature to support
you accounting treatment.
 JD Larsen
FirstName   LastNameJD Larsen
Chosen, Inc.
Comapany
April       NameChosen, Inc.
       17, 2023
April 217, 2023 Page 2
Page
FirstName LastName
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 26

2. We note your response to comment 14 and reissue. While we acknowledge your new disclosure on page 27 of the registration statement, we note that no new transactions have been disclosed; however, we note that on page F-16 you disclose an October 18, 2022 transaction with Angel Studios, Inc. Please either include all of the information required by the applicable provisions of Item 404 of Regulation S-K or tell us why you believe no additional disclosure is required. Refer to Item 404(d) of Regulation S-K.
Financial Statements for the Years Ended December 31, 2022 and 2021
Notes to the Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
Leases, page F-10

3.       We note from your disclosure on page 21 and per review of exhibit
10.16 that you have
         entered into a lease for a certain tract of land located in Midlothian, Texas, and the buildings and other improvements located on the land, including the buildings to be constructed by the Company. Please provide us with a detailed discussion of how you accounted for this lease under ASC 842, particularly your accounting for the improvements to be constructed on the land and your classification and measurement of the lease based on the lease payments. In addition, please clarify if the land and buildings disclosed in property, plant and equipment on page F-10 are the same land and buildings under this lease.
4. Per review of exhibit 10.14 and 10.15, we note that you entered into a Short Term Lease
         Agreement and a Location Agreement for the use of the replica City of Capernaum in
         Midlothian, Texas, that is owned by The Salvation Army. Please provide us with a detailed discussion of how you accounted for these agreements and site the specific authoritative accounting literature you utilized to support your accounting treatment.
Revenue Recognition, page F-11

5. We note that you have recorded contribution revenue for donation proceeds received by the Come and See Foundation that have been remitted to you under the terms of a License
         Agreement. Please tell us how you considered the definition of revenue in the FASB
         Glossary, i.e. inflows from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations, and the presentation guidance in Rule 5-03 of Regulation S-X in characterizing these proceeds as revenues.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 JD Larsen
Chosen, Inc.
April 17, 2023
Page 3

       You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,
FirstName LastNameJD Larsen
                                                          Division of
Corporation Finance
Comapany NameChosen, Inc.
                                                          Office of Trade &
Services
April 17, 2023 Page 3
cc:       Giovanni Caruso
FirstName LastName